

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 10, 2009

By U.S. Mail and Facsimile

Mr. Bradley T. Leuschner
Chief Financial Officer
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

> **Re:** **ICO, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed January 23, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-08327**

Dear Mr. Leuschner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief